# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K
# CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2005

# First Mutual Bancshares, Inc.

(exact name of registrant as specified it its charter)

| Washington | 000-28261 | 91-2005970 |
|---|---|---|
| (State or other jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

400 -108<sup>th</sup> AVENUE N.E.
BELLEVUE, WASHINGTON 98004
(425) 455-7300
(Address of principal executive offices, including zip code, and telephone number, Including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 204.13e-4(c))

**Item 1.01 Entry into a Material Definitive Agreement.**

Pursuant to agreements dated October 28, 2005, First Mutual Bancshares, Inc., agreed to purchase an aggregate of 144,036 shares of its common stock from six members of Bellevue Square Managers I Limited Partnership who had received a distribution of the shares from that partnership on such date. The aggregate purchase price was $3,654,193.32 based on a per share price of $25.37. The purchase price was based on the average closing share price for First Mutual Bancshares common stock for the thirty most recent days in which the stock traded on the Nasdaq stock exchange, ending October 27, 2005. Two of the selling shareholders, F. Kemper Freeman, Jr. and Mary Case Dunnam, are directors of the Company. The transaction is expected to close November 4, 2005. Information about this stock purchase is set forth in the Stock Purchase Agreement and a press release, copies of which are attached hereto as exhibits and incorporated herein by reference.

**Item 9.01. Financial Statements and Exhibits**

(d)     Exhibits.

| Exhibit | Description |
|---|---|
| 99.1 | Form of Stock Purchase Agreement dated October 28, 2005 between First Mutual Bancshares, Inc. and the Sellers. |
| 99.2 | Press Release, dated November 2, 2005 |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MUTUAL BANCSHARES, INC.

Dated  November 2, 2005

By:    /s/ John R. Valaas

Its:  President and CEO

## Exhibit Index:

| Exhibit Number | Description |
|---|---|
| 99.1 | Form of Stock Purchase Agreement dated October 28, 2005 between First Mutual Bancshares, Inc. and the Sellers. |
| 99.2 | Press Release, dated November 2, 2005 |